                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  OCTOBER, 2000
                                          -------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR THREE
                                ---------------------------------------
                                MONTHS ENDED 30 SEPTEMBER 2000
                                ------------------------------

AMVESCAP PLC
827394
RELEASE 19TH OCTOBER 2000
EMBARGOED 12 NOON
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 0171-454 3942


   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN




                      AMVESCAP PLC ("AMVESCAP") ANNOUNCES
      RECOMMENDED CASH AND SHARE OFFER FOR PERPETUAL PLC ("PERPETUAL") AND
                          RECORD THIRD QUARTER RESULTS
                  FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2000


o The boards of AMVESCAP and Perpetual announce the terms of a recommended cash and share offer, to be made by Schroder Salomon Smith Barney on behalf of AMVESCAP, for the whole of the issued and to be issued share capital of Perpetual.

o The Offer will be two new AMVESCAP Shares and (pound)10 in cash for every Perpetual Share, valuing each Perpetual Share at approximately (pound)35.80 and the existing issued share capital of Perpetual at approximately (pound)1.05 billion (US$1.5 billion), based on the closing middle market quotation of an AMVESCAP Share at the close of business on 18 October 2000.

o Perpetual has today declared a second interim dividend of 43 pence (net) per Perpetual Share.

o The acquisition of Perpetual is in line with AMVESCAP's stated strategy to secure a leading position in the world's major investment markets.

o At 30 September 2000 Perpetual had (pound)11.8 billion funds under management invested through a range of savings and investment products, including unit trusts, investment trusts and pensions. Perpetual employs approximately 800 staff.

o Following the transaction, AMVESCAP will have funds under management of US$431.8 billion ((pound)291.8 billion) as of 30 September 2000, and will be the second largest provider of UK unit trusts.

o AMVESCAP has received irrevocable undertakings to accept the Offer in respect of approximately 42 per cent. of the issued share capital of Perpetual.

o It is anticipated that the acquisition of Perpetual will be accretive to earnings in the first year of operations.*

* Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of the enlarged AMVESCAP Group will necessarily be greater than the historic published earnings per share of AMVESCAP.

Commenting on the Offer, Charles W. Brady, Executive Chairman of AMVESCAP, noted:

"With this transaction, we have achieved our strategic objective of gaining a leading position in the UK retail market place. The combination of Perpetual, one of the largest and most respected retail fund managers in the UK, with INVESCO's rapidly growing UK business creates a market leader with the scale, range of products and depth of resources to succeed in this growing dynamic market."

Martyn Arbib, Chairman of Perpetual, added:

"Through this exciting combination, Perpetual is delighted to be able to offer our clients access to AMVESCAP's global product range, resources and strong distribution capabilities. Our employees will benefit from the considerable career opportunities which exist by joining one of the world's leading independent investment management companies."

Hugh Ward, Chief Executive Officer of INVESCO UK Division, commenting on the impact of this transaction on the UK retail mutual fund market, stated:

"This transaction gives us the scale and resources to sustain industry leading investment management, brand and customer service capabilities. Perpetual has a well deserved reputation for excellent client service and its Henley facilities will provide the operational capacity our expansion requires."

At the same time, AMVESCAP announces record earnings for the third quarter and nine months ended 30 September 2000.

                         RESULTS FOR THREE MONTHS ENDED

                                   30 SEPT     30 Sept       30 SEPT         30 Sept
                                     2000+       1999+          2000            1999
                                   -------     -------    -------------    -------------
Revenues                           $660.1M     $456.4m    (POUND)446.0M    (pound)276.6m
Profit before tax,                 $235.9M     $141.7m    (POUND)159.4M    (pound) 85.9m
exceptional item and
  goodwill amortisation
Earnings per share before
exceptional
  item and goodwill
amortisation
   --basic                         $  .47*     $  .30*            16.0P             9.1p
   --diluted                       $  .44*     $  .29*            15.0P             8.7p
Earnings per share
   --basic                         $  .33*     $  .25*            11.2P             7.6p
   --diluted                       $  .32*     $  .24*            10.7P             7.3p

* Per American Depositary Share, equivalent to 2 ordinary shares.
+ For the convenience of the reader, pounds sterling for the period ended 30 September 2000 have been translated to US dollars using $1.48 per (pound)1.00 (1999: $1.65 per (pound)1.00).

Highlights for the nine months ended 30 September 2000 included:

o Revenues -(pound)1,200.2 million;

o Profit before tax, exceptional item and goodwill amortisation - (pound)415.0 million, up 79 per cent.;

o Diluted earnings per share before exceptional item and goodwill amortisation - 40.7p, up 73 per cent.;

o Funds under management (as of 30 September 2000) - $414.4 billion.

"The results for the third quarter reflect the continued momentum we see in our businesses around the world, even during a period of extreme market volatility," noted AMVESCAP Executive Chairman, Charles W. Brady. "Excellent investment performance and superior customer service have produced, once again, record growth sales for our Group."

A press conference and an analyst presentation will be held at The City Presentation Centre, Chiswell Street, London at 1:30pm and 2:30pm respectively. For further information, please contact The Maitland Consultancy on 020 7379 5151.

AMVESCAP is being advised by Schroder Salomon Smith Barney and De Guardiola Advisors.

Perpetual is being advised by Merrill Lynch and Cazenove.

This summary should be read in conjunction with the attached press announcement.

PRESS ENQUIRIES:

AMVESCAP                                                         020 7379 5151/
Doug Kidd, Managing Director - Corporate Communications          020 7626 3434


Schroder Salomon Smith Barney, which is regulated by The Securities and Futures Authority Limited, is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing the protections afforded to customers of Schroder Salomon Smith Barney, or for providing advice in relation to the Offer.

De Guardiola Advisors is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing advice in relation to the Offer.

Merrill Lynch, which is regulated by The Securities and Futures Authority Limited, is acting for Perpetual in connection with the Offer and no-one else and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Merrill Lynch, or for providing advice in relation to the Offer.

Cazenove, who are regulated by The Securities and Futures Authority Limited, are acting for Perpetual in connection with the Offer and no-one else and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Cazenove, or for providing advice in relation to the Offer.

   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN


                      AMVESCAP PLC ("AMVESCAP") ANNOUNCES
      RECOMMENDED CASH AND SHARE OFFER FOR PERPETUAL PLC ("PERPETUAL") AND
                          RECORD THIRD QUARTER RESULTS
                  FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2000

1. INTRODUCTION

The boards of AMVESCAP and Perpetual announce that they have reached agreement on the terms of a recommended cash and share offer, to be made by Schroder Salomon Smith Barney on behalf of AMVESCAP, for the whole of the issued and to be issued share capital of Perpetual.

The transaction combines the rapidly growing AMVESCAP business in the UK with Perpetual, one of the UK's most respected retail fund managers with funds under management of (pound)11.8 billion as of 30 September 2000, to create a leading player in one of the world's major investment markets.

The Offer will be two new AMVESCAP Shares and (pound)10 in cash for every Perpetual Share, valuing each Perpetual Share at approximately (pound)35.80 and the existing issued share capital of Perpetual at approximately (pound)1.05 billion (US$1.5 billion), based on the closing middle market quotation of an AMVESCAP Share at the close of business on 18 October 2000.

Perpetual has today declared a second interim dividend of 43 pence (net) per Perpetual Share.

The new AMVESCAP Shares will be issued credited as fully paid and free from all liens, equities, charges, encumbrances and other interests, and will rank pari passu in all respects with existing AMVESCAP Shares.

Irrevocable undertakings to accept the Offer have been received, representing approximately 42 per cent. of Perpetual's issued share capital.

2. THE OFFER

The Offer will be made on the following basis:

  FOR EACH PERPETUAL SHARE                      TWO NEW AMVESCAP SHARES AND
                                                (POUND)10 IN CASH

The Perpetual Shares will be acquired by AMVESCAP fully paid together with all rights now or hereafter attaching to them, and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other interests, other than the second interim dividend of 43 pence (net) per Perpetual Share in respect of the year ended 30 September 2000, declared on 19 October 2000.

The Offer will be subject to the conditions and certain further terms set out in this announcement and in Appendix I and to the terms which will be set out in the Offer Document and related Form of Acceptance.

3. BACKGROUND TO AND REASONS FOR THE OFFER

AMVESCAP believes that the transaction creates a leading player in the UK retail market, with a powerful platform for growth.

The UK is a key investment market offering strong growth prospects for asset managers with the size and range of products necessary to succeed. The combination of Perpetual, one of the largest and most respected retail fund managers with INVESCO will have the scale and depth of resource to sustain industry leading investment management, brand and customer service capabilities.

Perpetual's Henley facilities provide the additional operational capacity required by INVESCO's rapidly growing UK business.

4. FINANCIAL EFFECTS ON AMVESCAP

It is anticipated that the acquisition of Perpetual will be accretive to earnings in the first year of operations.*

* Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of the enlarged AMVESCAP Group will necessarily be greater than the historic published earnings per share of AMVESCAP.

5. IRREVOCABLE UNDERTAKINGS TO ACCEPT THE OFFER

Irrevocable undertakings to accept the Offer have been received from:

o All of the directors of Perpetual who hold Perpetual Shares in respect of 4,104,757 Perpetual Shares in aggregate; and

o The trustees of the Martyn Arbib 1979 Settlement in respect of 8,236,762 Perpetual Shares in aggregate.

These represent approximately 42 per cent. of Perpetual's issued share capital.

The irrevocable undertakings will continue to be binding in the event that a competing offer is made for Perpetual.

6. FINANCING

The cash element of the Offer is to be financed from the cash resources and existing committed debt facilities of AMVESCAP.

7. INFORMATION ON AMVESCAP

AMVESCAP is one of the world's largest independent investment management complexes, with US$414.4 billion of assets under management at 30 September 2000, operating under the AIM and INVESCO brand names. AMVESCAP provides its clients with a broad array of domestic, foreign and global investment products and has a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia. AMVESCAP's business is focused entirely on investment management. AMVESCAP is organised into four operating groups:

o Managed Products Group which manages and distributes the AIM and INVESCO families of funds in North America;

o U.S. Institutional Group which manages portfolios for institutional investors in the United States;

o Global Group which conducts operations outside North America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia; and

o Retirement and Benefit Services Group which develops, markets, manages and provides administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world.

For the year ending 31 December 1999, AMVESCAP plc recorded revenue of(pound)1,072.4 million (1998:(pound)802.2 million) and operating profit of(pound)316.0 million (1998:(pound)187.5 million).

Today AMVESCAP announced record third quarter results for the period ending 30 September 2000, showing profit before tax, exceptional item and goodwill amortisation of (pound)159.4 million ($235.9 million) compared to (pound)85.9 million ($141.7 million) for third quarter of 1999, an increase of 86 per cent. Diluted earnings per share before exceptional item and goodwill amortisation amounted to 15.0p for the 2000 period (1999: 8.7p), an increase of 72 per cent. Revenues increased by 61 per cent to (pound)446.0 million ($660.1 million) from (pound)276.6 million ($456.4 million) in 1999.

8. INFORMATION ON PERPETUAL

At 30 September 2000, Perpetual had (pound)11.8 billion assets under management invested through a range of savings and investment products, which include unit trusts, investment trusts and pensions. Perpetual also offers its unit trusts and investment trusts tax-efficiently both through Individual Savings Accounts
(ISAs), and through transferring existing general Personal Equity Plans (PEPs) to Perpetual funds.

For the year ending 30 September 1999, Perpetual recorded turnover of (pound)1,095.1 million (1998: (pound)1,482.3 million), representing aggregate sales less discounts given to third parties of units in the Trust Funds under Perpetual's management. For the same period, Perpetual recorded net sales of (pound)114.6 million (1998: (pound)112.0 million), representing the sum of gross profit, management fees and other operating income, and operating profit of (pound)58.6 million (1998: (pound)64.5 million).

Perpetual recorded turnover of(pound)550.8 million (1999:(pound)621.6 million) for the six months ended 31 March 2000. Operating profit for the period amounted to(pound)30.6 million (1999:(pound)25.4 million).

For the calendar year to date, the company has experienced improved investment performance. The range of UK funds has performed strongly with the key PEP/ISA funds achieving top quartile performance against relative peer groups, while other elements of the fund range have generated around average returns.

Since the company's interim announcement, unit trust and ISA sales have maintained their volume levels, while redemptions - reflecting the return to above median investment performance - have declined relative to the prior six month period.

9. THE LOAN NOTE ALTERNATIVE

Subject to receiving all necessary consents and waivers, which AMVESCAP is using all reasonable endeavours to obtain as soon as practicable, AMVESCAP will make available a Loan Note Alternative pursuant to which Perpetual Shareholders who validly accept the Offer could elect to receive Loan Notes to be issued by AMVESCAP instead of some or all of the cash consideration which would otherwise be receivable under the Offer on the following basis:

 FOR EVERY (POUND)1 OF CASH CONSIDERATION       (POUND)1 NOMINAL OF LOAN NOTES

The Loan Note Alternative, if made available, would be conditional upon the Offer becoming or being declared unconditional in all respects and would remain open for so long as the Offer remains open for acceptance. Further details of the proposed Loan Notes are set out in Appendix II and will be set out in full in the Offer Document.

10. RECOMMENDATION

The directors of Perpetual, who have been so advised by Merrill Lynch and Cazenove, consider the terms of the Offer to be fair and reasonable. In providing their advice, Merrill Lynch and Cazenove have taken into account the Perpetual directors' commercial assessments. Accordingly, the directors of Perpetual unanimously recommend Perpetual Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting, in aggregate, to 4,104,757 Perpetual Shares, representing 14 per cent. of Perpetual's existing issued share capital.

11. MANAGEMENT AND EMPLOYEES

AMVESCAP has given assurances to the directors of Perpetual that the existing employment rights, including pension rights, of the management and employees of Perpetual will be fully safeguarded.

12. PERPETUAL SHARE OPTION SCHEMES

The Offer will extend to Perpetual Shares issued or unconditionally allotted upon the exercise of options under the Perpetual Share Option Schemes whilst the Offer remains open for acceptance or by such earlier date as AMVESCAP may decide, not being earlier than the date on which the Offer becomes unconditional as to acceptances, or if later, the first closing date of the Offer.

To the extent that such options are not exercised, appropriate proposals will be made in due course to Perpetual Option Holders to take effect once the Offer becomes or is declared unconditional in all respects.

13. GENERAL

The Offer Document containing the full terms and conditions of the Offer will be despatched to Perpetual Shareholders as soon as practicable.

Neither AMVESCAP, nor any of its directors, own or control any Perpetual Shares or has options to acquire any Perpetual Shares. For reasons of confidentiality, it has not been possible to complete enquiries for persons acting in concert.

If sufficient acceptances are received, AMVESCAP intends to apply the provisions of Section 428 to 430F (inclusive) of the Companies Act to acquire compulsorily any outstanding Perpetual Shares to which the Offer relates and to apply in due course for the cancellation of Perpetual's listing on the London Stock Exchange.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. This announcement does not constitute an offer or an invitation to purchase any securities.

If made available, the Loan Notes would not be registered under the US Securities Act or any state securities laws or any relevant securities laws of Canada. Further, no prospectus in relation to the Loan Notes would be lodged with or registered by the Australian Securities and Investments Commission nor would any steps be taken to enable the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan. Accordingly, subject to certain exceptions and the necessary consents and waivers being obtained, the Loan Notes would not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This announcement does not constitute an offer or an invitation to purchase any securities. The new AMVESCAP Shares to be issued pursuant to the Offer have not been and will not be registered under the Securities Act nor under the securities laws of any state of the United States. In addition, no steps have been taken, nor will any be taken, to enable the new AMVESCAP Shares to be offered in compliance with the applicable securities laws of Canada or Japan and no prospectus in relation to the new AMVESCAP Shares has been, or will be, lodged with or registered by the Australian Securities and Investments Commission. Accordingly, the new AMVESCAP Shares may not be offered, sold, transferred, resold, delivered or distributed, directly or indirectly, in or into the United States, Canada, Japan or Australia (except in transactions exempt from or not subject to the registration requirements of the relevant securities laws of the United States, Canada, Japan or Australia).

14. SETTLEMENT, LISTING AND DEALING

Application will be made to the UK Listing Authority for the new AMVESCAP Shares to be admitted to the Official List, and to the London Stock Exchange for the new AMVESCAP Shares to be admitted to trading on its market for listed securities.

No certificates for new AMVESCAP Shares will be issued in respect of the entitlements of Perpetual Shareholders who hold their Perpetual Shares in CREST, settlement for which will be made through the applicable CREST procedures. Certificates for new AMVESCAP Shares to be held in certificated form will be despatched no later than 14 days after the offer becomes unconditional in all respects.

Further details on settlement, listing and dealing will be included in the documents to be sent to Perpetual Shareholders.

15. THIRD QUARTER RESULTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2000

AMVESCAP reported that profit before tax, exceptional item and goodwill amortisation for the three months ended 30 September 2000 amounted to (pound)159.4 million ($235.9 million) compared to (pound)85.9 million ($141.7 million) for third quarter of 1999, an increase of 86%. Diluted earnings per share before exceptional item and goodwill amortisation amounted to 15.0p for the 2000 period (1999: 8.7p), an increase of 72%. Revenues increased to (pound)446.0 million ($660.1 million) from (pound)276.6 million ($456.4 million) in 1999.

Profit before tax, exceptional item and goodwill amortisation increased by 79% during the nine month period of 2000 to (pound)415.0 million ($614.2 million) from (pound)231.8 million in 1999. Diluted earnings per share before exceptional item and goodwill amortisation amounted to 40.7p (1999: 23.5p) for the nine months ended 30 September 2000, an increase of 73%. Revenues for the nine months ended 30 September 2000 amounted to (pound)1,200.2 million ($1,776.3 million) compared to (pound)776.7 million ($1,281.6 million) for the corresponding period of 1999.

The Company completed its acquisition of Trimark Financial Corporation on 1 August 2000. The 2000 results include the Trimark business from 1 August 2000. The consideration for this acquisition amounted to approximately (pound)1.2 billion, including transaction costs, and was satisfied by the payment of (pound)332 million in cash, the issuance of 26.4 million ordinary shares or shares exchangeable for ordinary shares and (pound)576 million in Equity Subordinated Debentures (ESD's).

"The Trimark acquisition has added significantly to our competitive position in Canada, one of the world's largest mutual fund marketplaces," noted Mr. Brady. "We have strengthened further our position as a global investment management company with this transaction."

Trimark is being integrated with the existing AIM business in Canada. This integration process involves combining office locations, consolidating back office and administration activities and processes and bringing technology onto common platforms.

The cost of the Trimark integration process ((pound)20.3 million) coupled with personnel-related restructuring charges for the US Institutional business ((pound)6.5 million) have been reflected as an exceptional item in the third quarter of 2000.

Earnings before interest, taxes, amortisation and depreciation and exceptional item reached (pound)189.6 million ($280.6 million) and (pound)488.6 million ($723.1 million) for the third quarter and nine months ended 30 September 2000.

Funds under management totalled $414.4 billion ((pound)280.0 billion) at 30 September 2000, an increase of $25.4 billion or 7% for the third quarter of 2000. Trimark funds under management were $16.7 billion at date of acquisition. Average funds under management during the third quarter were $406.2 billion compared to $379.6 billion for the preceding quarter. Net new business amounted to $6.2 billion and $30.3 billion for the third quarter and nine months ended 30 September 2000. Average funds under management for the nine months ended 30 September 2000 were $385.5 billion, an increase of $100.1 billion over the average funds in the 1999 period.

Net debt at 30 September 2000 amounted to (pound)668.8 million ($989.8 million) (excluding client cash). Excluding the effects of the Trimark acquisition, net debt has declined by (pound)74.2 million from the end of 1999. A total of (pound)352.6 million ESD's were converted into 32.4 million ordinary or exchangeable shares during the quarter.

AMVESCAP has announced plans to change its ratio to two (2) ordinary shares ("shares of common stock") for every one (1) American Depositary Share ("ADS"). The old ratio was five (5) shares of common stock for every one ADS. To effect this change in ratio, ADS holders will receive one and one-half (1 1/2) additional ADS for every existing ADS held by holders of record on November 6, 2000. Existing ADSs will continue to be valid and will not have to be exchanged for new ADSs. Cash will be paid in lieu of fractional ADSs.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (in thousands)

                                                              Nine Months Ended 30 Sept
                                                              -------------------------
                                                                          2000
                                                     --------------------------------------------
                                                     Ordinary           Exception
                                                    activities          -al item            Total               1999
                                                  ----------------------------------------------------------------------
Revenues                                          (pound)1,200,211  (pound)      --    (pound)1,200,211   (pound)776,651
Operating expenses                                        (762,206)         (26,830)           (789,036)        (518,303)
                                                  ----------------------------------------------------------------------
                                                           438,005          (26,830)            411,175          258,348
Goodwill amortisation                                      (35,391)              --             (35,391)         (27,483)
                                                  ----------------------------------------------------------------------
Operating profit                                           402,614          (26,830)            375,784          230,865
Investment income                                           13,372               --              13,372            7,428
Interest payable                                           (36,391)              --             (36,391)         (34,002)
                                                  ----------------------------------------------------------------------
Profit before taxation                                     379,595          (26,830)            352,765          204,291
Taxation                                                 (132,796)           11,805            (120,991)         (75,332)
Profit after taxation                                      246,799          (15,025)            231,774          128,959
Dividends                                                 (28,014)               --             (28,014)         (22,700)
Retained profit for the period                    (pound) 218,785   (pound) (15,025)   (pound)  203,760   (pound)106,259
                                                  ======================================================================
Earnings per share:
   ---basic                                                 37.4p            (2.3)p               35.1p            20.2p
   ---diluted                                               35.6p            (2.1)p               33.5p            19.3p
                                                  ----------------------------------------------------------------------
Earnings per share before
  goodwill amortisation:
   ---basic                                                 42.8p            (2.3)p               40.5p            24.5p
   ---diluted                                               40.7p            (2.1)p               38.6p            23.5p
                                                  ----------------------------------------------------------------------

                                  AMVESCAP PLC
                         GROUP PROFIT AND LOSS ACCOUNT
                                 (in thousands)

                                                              Three Months Ended 30 Sept
                                                              --------------------------
                                                                          2000
                                                     --------------------------------------------
                                                     Ordinary           Exception
                                                    activities          -al item            Total               1999
                                                  -----------------------------------------------------------------------
REVENUES                                         (POUND)   445,958  (POUND)      --    (POUND)  445,958   (POUND) 276,571
OPERATING EXPENSES                                        (276,244)         (26,830)           (303,074)         (182,200)
                                                 ------------------------------------------------------------------------
                                                           169,714          (26,830)            142,884            94,371
GOODWILL AMORTISATION                                      (17,021)              --             (17,021)           (9,332)
                                                 ------------------------------------------------------------------------
OPERATING PROFIT                                           152,693          (26,830)            125,863            85,039
INVESTMENT INCOME                                            5,949               --               5,949             2,281
INTEREST PAYABLE                                           (16,241)              --             (16,241)          (10,719)
                                                 ------------------------------------------------------------------------
PROFIT BEFORE TAXATION                                     142,401          (26,830)            115,571            76,601
TAXATION                                                  (51,016)           11,805             (39,211)          (27,933)
PROFIT AFTER TAXATION                            (POUND)   91,385   (POUND) (15,025)   (POUND)   76,360   (POUND)  48,668
                                                 ========================================================================
EARNINGS PER SHARE:
   ---BASIC                                                 13.5P            (2.3)P               11.2P              7.6P
   ---DILUTED                                               12.7P            (2.0)P               10.7P              7.3P
                                                 ------------------------------------------------------------------------
EARNINGS PER SHARE BEFORE
  GOODWILL AMORTISATION:
   ---BASIC                                                 16.0P            (2.3)P               13.7P              9.1P
   ---DILUTED                                               15.0P            (2.0)P               13.0P              8.7P
                                                 ------------------------------------------------------------------------

                                  AMVESCAP PLC
                              GROUP BALANCE SHEET
                                 (in thousands)

                                           30 Sept            31 Dec
                                              2000              1999
                                        ----------------    --------------

Fixed Assets
Goodwill                                (pound)1,596,237    (pound)664,135
Investments                                      202,773           128,921
Tangible assets                                  133,598           108,021
                                        ----------------    --------------
                                               1,932,608           901,077
                                        ----------------    --------------
Current Assets
Debtors                                          966,820           675,856
Investments                                       78,899            60,135
Cash at bank and in hand                         442,822           189,732
                                               1,488,541           925,723
                                        ----------------    --------------
Creditors: amounts falling due
  within one year                             (1,290,184)         (706,289)
                                        ----------------    --------------
Net current assets                               198,357           219,434
                                        ----------------    --------------
Total assets less current liabilities          2,130,965         1,120,511

Creditors: amounts falling due
  after one year
Long-term debt                                  (871,412)         (659,120)
Provisions for liabilities and charges           (24,147)          (24,730)
                                        ----------------    --------------
Net assets                              (pound)1,235,406    (pound)436,661
                                        ================    ==============

Capital and reserves
Called up share capital                 (pound)  185,160    (pound)168,617
Share premium account                          1,127,441           478,860
Other reserves                                  (661,672)         (591,533)
Profit and loss account                          584,477           380,717

Shareholders' funds, equity interests   (pound)1,235,406    (pound)436,661
                                        ================    ==============

                                  AMVESCAP PLC
                           GROUP CASH FLOW STATEMENT
                                 (in thousands)

                                                    Nine Months Ended
                                                 30 Sept         30 Sept
                                                    2000            1999
                                              --------------   --------------
Operating profit                              (pound)375,784   (pound) 230,865
Amortisation and depreciation                         72,654            74,856
Change in debtors, creditors and other               228,239           (39,537)
                                              --------------   ---------------
Net cash inflow from operating activities            676,677           266,184
                                              --------------   ---------------
Interest paid, net of investment income              (14,833)          (16,577)
Taxation                                             (99,097)          (52,760)
Capital expenditures, net of sales                   (38,121)          (37,590)
Net purchases of fixed asset investments             (26,169)           (7,351)
Acquisitions                                        (153,422)               --
Dividends paid                                       (36,439)          (31,694)
Net repayment of debt                                (82,096)          (78,744)
Foreign exchange on cash at bank and in hand          26,590             1,074
                                              --------------   ---------------
Increase in cash at bank and in hand          (pound)253,090   (pound)  42,542
                                              ==============   ===============

                                  AMVESCAP PLC
                             SEGMENTAL INFORMATION
                                 (in thousands)

                                                          NINE MONTHS ENDED 30 SEPT
                                                                    2000
                                                          -------------------------
                                                    REVENUES            EXPENSES           OPER. PROFIT
                                                ---------------    -----------------     ---------------
MANAGED PRODUCTS                               (POUND)  772,518    (POUND) (390,458)     (POUND) 382,060
US INSTITUTIONAL                                        146,023            (110,183)              35,840
INVESCO GLOBAL                                          246,243            (174,296)              71,947
RETIREMENT AND BENEFIT SERVICES                          35,090             (32,219)               2,871

NEW BUSINESS                                                337             (15,908)             (15,571)
CORPORATE                                                    --             (39,142)             (39,142)
                                               ----------------    ----------------      ---------------
                                                      1,200,211            (762,206)             438,005
GOODWILL AMORTISATION                                        --             (35,391)             (35,391)
                                               ----------------    ----------------      ---------------
                                               (POUND)1,200,211    (POUND) (797,597)     (POUND) 402,614
                                               ================    ================      ===============


                                                          NINE MONTHS ENDED 30 SEPT
                                                                    1999
                                                          -------------------------
                                                    REVENUES            EXPENSES           OPER. PROFIT
                                                ---------------    -----------------     ---------------
MANAGED PRODUCTS                               (POUND)  464,362    (POUND) (251,680)     (POUND) 212,682
US INSTITUTIONAL                                        128,257             (82,175)              46,082
INVESCO GLOBAL                                          162,034            (125,379)              36,655
RETIREMENT AND BENEFIT SERVICES                          21,998             (24,003)              (2,005)
NEW BUSINESS                                                 --              (7,528)              (7,528)
CORPORATE                                                    --             (27,538)             (27,538)
                                               ----------------    ----------------      ---------------
                                                        776,651            (518,303)             258,348
GOODWILL AMORTISATION                                        --             (27,483)             (27,483)
                                               ----------------    ----------------      ---------------
                                               (POUND)  776,651    (POUND) (545,786)     (POUND) 230,865
                                               ================    ================      ===============

                                     NOTES

1. The taxation charge for the nine months ended 30 September 2000 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortisation and exceptional item is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of operating performance.

                                                                    2000
                                                                    ----

                                                PROFIT BEFORE
                                                     GOODWILL
                                                 AMORTISATION
                                              AND EXCEPTIONAL        NUMBER OF
                                                         ITEM           SHARES         PER SHARE
                                                  (POUND)'000             '000            AMOUNT
                                       ----------------------       ----------        ----------
BASIC EARNINGS PER SHARE                              282,190          659,944             42.8P
                                                                                       =========
ISSUANCE OF OPTIONS                                        --           32,670
CONVERSION OF EQUITY
SUBORDINATED
  DEBENTURES                                            3,197            9,358
                                       ----------------------       ----------
DILUTED EARNINGS PER SHARE                            285,387          701,972             40.7P
                                       ======================        =========         =========

                                                                    1999
                                                                    ----
                                                PROFIT BEFORE
                                                     GOODWILL        NUMBER OF
                                                 AMORTISATION           SHARES         PER SHARE
                                                  (POUND)'000             '000            AMOUNT
                                       ----------------------       ----------        ----------
BASIC EARNINGS PER SHARE                              156,442          638,818             24.5P
                                                                                       =========
ISSUANCE OF OPTIONS                                        --           27,876
                                       ----------------------        ---------
DILUTED EARNINGS PER SHARE                            156,442          666,694             23.5P
                                       ======================        =========         =========

                                  AMVESCAP PLC
                             FUNDS UNDER MANAGEMENT
                                 (IN BILLIONS)

                                                         MANAGED PRODUCTS                                  RBS &
                                                         ----------------                                  -----
                                                                                   US                       NEW
                                                                               -----------                ----------
                                      TOTAL          AIM           INVESCO        INST        GLOBAL        BUS.
                                  ------------  ------------     -----------   -----------  -----------   ----------
   31 DEC 1999                    $      357.4  $      165.3     $      34.4   $      92.5  $      57.2   $      8.0

   MARKET GAINS                            7.2           3.8             4.5           1.6         (2.7)          --
   TRIMARK ACQUISITION                    16.7          16.7              --            --           --           --
   NET NEW (LOST)
   BUSINESS                               30.3          16.9            10.8          (5.5)         9.1         (1.0)

   CHANGE IN US MONEY
      MARKET FUNDS                         7.4           5.5             1.2            --         0. 7           --
   TRANSFERS                                --            --              --          (0.1)        (0.1)         0.2
   FOREIGN CURRENCY                       (4.6)           --              --            --         (4.6)          --
                                  ------------  ------------     -----------   -----------  -----------   ----------
   30 SEPT 2000                   $      414.4  $      208.2     $      50.9   $      88.5  $      59.6   $      7.2
                                  ------------  ------------     -----------   -----------  -----------   ----------
   30 SEPT 2000 +                 (POUND)280.0  (POUND)140.7     (POUND)34.4   (POUND)59.8  (POUND)40.2   (POUND)4.9

      + TRANSLATED @ $1.48 PER (POUND)1.00.

                   RECONCILIATION TO US ACCOUNTING PRINCIPLES
                                (IN THOUSANDS)

                                              Nine Months Ended 30 Sept
                                        -------------------------------------
                                               2000                1999
                                        ----------------     ----------------
Net profit under UK GAAP                  (pound)231,774       (pound)128,959
US GAAP Adjustments:
   Acquisition accounting                        (48,475)             (57,847)
   Taxation                                      (12,170)             (18,765)
   Other                                             508               (3,609)
                                        ----------------     ----------------
Net income under US GAAP                  (pound)171,637        (pound)48,738
                                        ================     ================
Earnings per ordinary share before
   exceptional item and goodwill
   amortisation:
        --basic                                      41p                  19p
        --diluted                                    39p                  18p
Earnings per ordinary share:
        --basic                                      26p                   8p
        --diluted                                    24p                   7p



                                          30 Sept 2000          31 Dec 1999
                                        ----------------     ----------------
Shareholders' funds under UK GAAP       (pound)1,235,406       (pound)436,661
US GAAP Adjustments:
   Acquisition accounting                      1,065,876              993,765
   Treasury stock                               (173,718)            (132,615)
   Dividends                                          --               35,544
   Other                                           6,634                3,957
                                        ----------------     ----------------

SHAREHOLDERS' EQUITY UNDER US GAAP      (pound)2,134,198     (pound)1,337,312
                                        ================     ================

ENQUIRIES:

AMVESCAP                                                         020 7379 5151/
Doug Kidd, Managing Director - Corporate Communications          020 7626 3434

PERPETUAL                                                         01491 417000
Martyn Arbib

SCHRODER SALOMON SMITH BARNEY                                    020 7986 4000
(FINANCIAL ADVISER TO AMVESCAP)
Peter Smart
Philip Drinkall
Jolyon Luke
David James (Corporate Broking)

DE GUARDIOLA ADVISORS                                          +1 212 753 2702
(FINANCIAL ADVISER TO AMVESCAP)
Roberto de Guardiola

MERRILL LYNCH                                                    020 7628 1000
(FINANCIAL ADVISER TO PERPETUAL)
Matthew Greenburgh
Richard Slimmon

MERRILL LYNCH & CO.                                            +1 212 449 1000
(FINANCIAL ADVISER TO PERPETUAL)
Greg Fleming

CAZENOVE                                                         020 7558 2828
(FINANCIAL ADVISER TO PERPETUAL)
Robert Pickering
Richard Locke

THE MAITLAND CONSULTANCY                                         020 7379 5151
(PR ADVISER TO AMVESCAP)
Angus Maitland

FINANCIAL DYNAMICS                                               020 7269 7127
(PR ADVISER TO PERPETUAL)
Andrew Waterworth

Schroder Salomon Smith Barney, which is regulated by The Securities and Futures Authority Limited, is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing the protections afforded to customers of Schroder Salomon Smith Barney, or for providing advice in relation to the Offer.

De Guardiola Advisors is acting for AMVESCAP in connection with the Offer and no-one else and will not be responsible to anyone other than AMVESCAP for providing advice in relation to the Offer.

Merrill Lynch, which is regulated by The Securities and Futures Authority Limited, is acting for Perpetual in connection with the Offer and no-one else and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Merrill Lynch, or for providing advice in relation to the Offer.

Cazenove, who are regulated by The Securities and Futures Authority Limited, are acting for Perpetual in connection with the Offer and no-one else and will not be responsible to anyone other than Perpetual for providing the protections afforded to customers of Cazenove, or for providing advice in relation to the Offer.

Appendix III contains the definitions of certain terms used in this document.

                                   APPENDIX I

                   CONDITIONS AND FURTHER TERMS OF THE OFFER


The Offer will be subject to the following conditions:-

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as AMVESCAP may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as AMVESCAP may decide) of the Perpetual Shares to which the Offer relates, provided that, unless agreed by the Panel, this condition will not be satisfied unless AMVESCAP and/or its wholly-owned subsidiaries have acquired or agreed to acquire (pursuant to the Offer or otherwise), directly or indirectly, Perpetual Shares carrying, in aggregate, over 50 per cent. of the voting rights then normally exercisable at general meetings of Perpetual on such basis as may be required by The Panel on Takeovers and Mergers (the "Panel") (including for this purpose, to the extent (if any) required by the Panel, any voting rights attaching to any shares which are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of conversion or subscription rights or otherwise); and for this purpose
    (i) the expression "Perpetual Shares to which the Offer relates" shall be construed in accordance with sections 428-430F of the Companies Act;
    and (ii) shares which have been unconditionally allotted shall be deemed to carry the voting rights which they will carry on issue;

(b) the UK Listing Authority agreeing to admit the new AMVESCAP Shares to the Official List of the UK Listing Authority and (unless the Panel otherwise agree) such admission becoming effective in accordance with the Listing Rules of the UK Listing Authority and the London Stock Exchange agreeing to admit the new AMVESCAP Shares to trading on its market for listed securities and (unless the Panel otherwise agree) such admission becoming effective in accordance with its admission and disclosure standards;

(c) the Office of Fair Trading indicating, in terms reasonably satisfactory to AMVESCAP, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of Perpetual by AMVESCAP, or any matters arising therefrom, to the Competition Commission;

(d) the Personal Investment Authority, ("PIA") having notified its agreement in writing to the change of the controller (for the purposes of the Rules of the PIA) of Perpetual or any other member of the Perpetual Group or such notification ceasing to be required, in each case, pursuant to the Offer and/or pursuant to the acquisition or proposed acquisition of any shares in, or control of, Perpetual by AMVESCAP;

(e) the Investment Management Regulatory Organisation ("IMRO") having notified its agreement in writing in respect of each person who will, pursuant to the Offer and/or pursuant to the acquisition or proposed acquisition of any shares in, or control of, Perpetual by AMVESCAP, become a controller of Perpetual for the purposes of the Rules of IMRO, or the period allowed under the Rules of IMRO for IMRO to notify any objections to any such person becoming a controller having expired without notification of such objection;

(f) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, institution, investigative body, association, trade agency or professional or environmental body or (without prejudice to the generality of the foregoing) any other person or body in any jurisdiction (each, a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted, made or proposed any statute, regulation or order or otherwise taken any other step or done any thing, and there not being outstanding any statute, legislation or order, that would or is likely to:-

     (i) restrict, restrain, prohibit, delay, impose additional conditions or obligations with respect to, or otherwise interfere with the implementation of, the Offer or the acquisition of any Perpetual Shares by AMVESCAP or any matters arising therefrom in any case to a materially adverse extent;

     (ii) result in a delay in the ability of AMVESCAP, or render AMVESCAP unable, to acquire some or all of the Perpetual Shares;

    (iii) require, prevent, delay or affect the divestiture by AMVESCAP or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 40 per cent. or more of the voting capital is held by the AMVESCAP Group or any partnership, joint venture, firm or company in which AMVESCAP Group has a 40 per cent. or greater interest) (together the "wider AMVESCAP Group") or Perpetual or any of its subsidiaries, subsidiary undertakings or associated undertakings (including any company of which 40 per cent. or more of the voting capital is held by the Perpetual Group or any partnership joint venture firm or company in which the Perpetual Group has a 40 per cent. or greater interest (together the "wider Perpetual Group") of all or any material portion of their businesses, assets or property or any Perpetual Shares or other securities in Perpetual or impose any material limitation on the ability of any of them to conduct their respective businesses as currently carried on or own their respective assets or properties or any material portion thereof;

     (iv) impose any material limitation on the ability of any member of the wider AMVESCAP Group to acquire or hold or exercise effectively, directly or indirectly, all rights of all or any of the Perpetual Shares (whether acquired pursuant to the Offer or otherwise);

      (v) require any member of the wider AMVESCAP Group or the wider
          Perpetual Group to offer to acquire any shares or other securities or rights thereover in any member of the wider Perpetual Group owned by any third party;

     (vi) make the Offer or its implementation or the proposed acquisition of Perpetual or any member of the wider Perpetual Group or of any Perpetual Shares or any other shares or securities in, or control of, Perpetual, illegal, void or unenforceable in or under the laws of any jurisdiction;

    (vii) impose any limitation on the ability of any member of the wider AMVESCAP Group or the wider Perpetual Group to co-ordinate its business, or any part of it, with the business of any other member of the wider AMVESCAP Group or the wider Perpetual Group in a way which would be material in the context of the Offer or the Perpetual Group, taken as a whole; or

   (viii) otherwise materially adversely affect any or all of the businesses, assets, prospects or profits of any member of the wider AMVESCAP
          Group or the wider Perpetual Group or the exercise of rights of shares of any company in the Perpetual Group,

       and all applicable waiting periods during which such Relevant Authority could institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise intervene having expired, lapsed or been terminated;

(g) all material authorisations, orders, grants, consents, clearances, licences, permissions and approvals, in any jurisdiction, reasonably necessary for or in respect of the Offer, the proposed acquisition of any shares or securities in, or control of, Perpetual or any member of the wider
    Perpetual Group by any member of the wider AMVESCAP Group or the carrying on of the business of any member of the wider Perpetual Group or the wider AMVESCAP Group, or any matters arising therefrom having been obtained in terms reasonably satisfactory to AMVESCAP from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing and save as fairly disclosed) from any persons or bodies with whom any members of the wider Perpetual Group or the wider AMVESCAP Group has entered into contractual arrangements where the absence of such would have a material adverse effect on the wider AMVESCAP Group or the wider Perpetual Group as the case may be and such material authorisations, orders, grants, consents, clearances, licences, permissions and approvals remaining in full force and effect and there having been no intimation of any intention to revoke or not to renew the same and all necessary filings in respect of the Offer having been made, all appropriate waiting and other time periods (including extensions thereto) under any applicable legislation and regulations in any jurisdiction having expired, lapsed or been terminated and all necessary statutory or regulatory obligations in any jurisdiction in respect of the Offer or the proposed acquisition of Perpetual by AMVESCAP or of any Perpetual Shares or any matters arising therefrom having been complied with;

(h) except as fairly disclosed by or on behalf of Perpetual to AMVESCAP, there being no provision of any agreement, instrument, permit, licence or other arrangement to which any member of the wider Perpetual Group is a party or by or to which it or any of its assets may be bound or subject which, as a consequence of the Offer or the acquisition of Perpetual or because of a change in the control or management of Perpetual or any member of the Perpetual Group or any matters arising therefrom or otherwise, might reasonably be expected to have the result that:-

      (i) any material moneys borrowed by, or other material indebtedness, actual or contingent, of any member of the wider Perpetual Group becomes or is capable of being declared repayable immediately or earlier than the repayment date stated in such agreement, instrument or other arrangement or the ability of any member of the wider Perpetual Group to borrow moneys or incur indebtedness is withdrawn, inhibited or materially adversely affected;

     (ii) any mortgage, charge or other security interest is created otherwise than in the ordinary course of business over the whole or any part of the business, property or assets of any member of the wider Perpetual Group or any such security (whenever arising) becomes enforceable;

    (iii) any such agreement, instrument, permit, licence or other arrangement, or any right, interest, liability or obligation of any member of the wider Perpetual Group therein, is terminated or materially and adversely modified or affected or any action is taken or onerous obligation arises thereunder;

     (iv) the value of any member of the wider Perpetual Group or its financial or trading position is materially prejudiced or materially and adversely affected;

      (v) any material asset or, other than in the ordinary course of business, any asset of the wider Perpetual Group being or falling to be charged or disposed of;

     (vi) the rights, liabilities, obligations or interests or business of any member of the wider Perpetual Group in or with any other person, firm or company (or any arrangement relating to such interest or business) is terminated, materially and adversely modified or materially and adversely affected; or

    (vii) any member of the wider Perpetual Group ceases to be able to carry on business under any name under which it currently does so;

(i) since 30 September 1999 (being the date to which the latest published audited report and accounts of Perpetual were made up) and save as disclosed in Perpetual's published report and accounts for the year ended 30 September 1999, the Interim Results and except as fairly disclosed by or on behalf of Perpetual to AMVESCAP, no member of the Perpetual Group having:-

      (i) save for the issue of any shares pursuant to the exercise of any options under the Perpetual Share Option Schemes, issued or agreed to issue or authorised or proposed the issue of additional shares of any class or issued or authorised or proposed the issue of or granted securities convertible into or rights, warrants or options to subscribe for or acquire such shares or convertible securities or redeemed, purchased or reduced or announced any intention to do so or made any other change to any part of its share capital;

     (ii) save for the second interim dividend of 43 pence (net) per Perpetual Share in respect of the year ended 30 September 2000, recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution other than dividends lawfully paid to Perpetual or wholly-owned subsidiaries of Perpetual;

    (iii) authorised or proposed or announced its intention to propose any merger or acquisition or disposal or transfer of assets (other than in the ordinary course of business) or shares or any change in its loan capital;

     (iv) issued or authorised or proposed the issue of any debentures or incurred or increased any indebtedness or contingent liability which is material in the context of the wider Perpetual Group or the Offer;

      (v) disposed of or transferred, mortgaged, charged or granted security over any material asset or any right, title or interest in any material asset or entered into or varied any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term or unusual or onerous nature or which involves or could involve an obligation of such a nature or magnitude which is material or authorised, proposed or announced any intention to do so;

     (vi) entered into, or varied the terms of, any contract or agreement with any of the directors or senior executives of Perpetual;

    (vii) taken or proposed any corporate action or had any legal proceedings started against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets and revenues;

   (viii) waived or compromised any claim which is material in the context of the wider Perpetual Group, taken as a whole, other than in the ordinary course of business;

     (ix) made any amendment to its memorandum or articles of association;

     (x) entered into any contract, transaction or arrangement which is or is likely to be materially restrictive on the business of any member of the wider Perpetual Group or the wider AMVESCAP Group;

     (xi) entered into any contract, commitment or agreement with respect to any of the transactions or events referred to in this condition
          (i); and

    (xii) been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;


(j) since 30 September 1999 (being the date to which the latest published audited report and accounts of Perpetual were made up) and save as disclosed in Perpetual's published report and accounts for the year ended 30 September 1999, the Interim Results and except as fairly disclosed by or on behalf of Perpetual to AMVESCAP:-

      (i) no litigation, arbitration, prosecution or other legal proceedings having been instituted, announced or threatened or become pending or remained outstanding by or against any member of the wider Perpetual Group or to which any member of the wider Perpetual Group is a party (whether as plaintiff, defendant or otherwise) and the effect of which is or is likely to be material in the context of the wider Perpetual Group, taken as a whole, or in the context of the Offer;

     (ii) no material adverse change having occurred in the business, assets, financial or trading position, profits or prospects of any member of the wider Perpetual Group to an extent which is material in the context of the wider Perpetual Group taken as a whole or the Offer;


(k) AMVESCAP not having discovered prior to the date when the Offer would other wise become unconditional that:-

      (i) any business, financial or other information concerning any member of the Perpetual Group publicly disclosed by any member of the Perpetual Group, either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading; or

     (ii) any member of the wider Perpetual Group is subject to any liability contingent (for the purposes of UK GAAP) or otherwise, which is not disclosed in the annual report and accounts of Perpetual for the financial year ended 30 September 1999 and which should have been so disclosed in accordance with UK GAAP; and

AMVESCAP reserves the right to waive all or any of conditions (c) to (k) (inclusive) above, in whole or in part. Condition (b) must be fulfilled within 21 days after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled and conditions (c) to (k) (inclusive) must be satisfied as at, or waived on or before, 21 days after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each case such later date as the Panel may agree) provided that AMVESCAP shall be under no obligation to waive or treat as satisfied any of condition
(c) to (k) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If AMVESCAP is required by the Panel to make an offer for Perpetual Shares under the provisions of Rule 9 of the Code, AMVESCAP may make such alterations to the conditions as are necessary to comply with the provisions of that Rule.

The Offer will lapse if the Offer is referred to the Competition Commission or if the European Commission in respect thereof either initiates proceedings under article 6(1)(c) of Council Regulation (EEC) 4064/89 or makes a referral to a competent authority of the United Kingdom under article 9(1) of that Regulation, before (in any such case) the later of the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances.

                                  APPENDIX II

                         PARTICULARS OF THE LOAN NOTES

Subject to receiving all necessary consents and waivers, which AMVESCAP is using all reasonable endeavours to obtain as soon as practicable, AMVESCAP will make available a Loan Note Alternative pursuant to which Perpetual Shareholders who validly accept the Offer could elect to receive Loan Notes to be issued by AMVESCAP instead of some or all of the cash consideration which would otherwise be receivable under the Offer on the following basis:

    FOR EVERY (POUND)1 OF CASH CONSIDERATION (POUND)1 NOMINAL OF LOAN NOTES

The Loan Note Alternative, if made available, would be conditional upon the Offer becoming or being declared unconditional in all respects and would remain open for so long as the Offer remains open for acceptance.

The Loan Notes would be constituted by a loan note instrument (the "LOAN NOTE INSTRUMENT") executed as a deed by AMVESCAP. The issue of the Loan Notes would be conditional on the Offer becoming or being declared unconditional in all respects. The Loan Note Instrument would contain provisions, inter alia, to the effect set out below.

(a) FORM AND STATUS

The Loan Notes would be issued by AMVESCAP in amounts of integral multiples of (pound)1 in nominal amount and would constitute unsecured obligations of AMVESCAP. The Loan Note Instrument would not contain any restrictions on borrowing, disposals or charging of assets by AMVESCAP or any member of the AMVESCAP Group.

(b) INTEREST

Interest on the outstanding Loan Notes would be payable six monthly in arrears (subject to any requirement to deduct tax therefrom) on 30 October and 30 April in each year or, if such a day is not a business day (which shall bear the same meaning in this Appendix II as in the Loan Note Instrument) on the next following business day ("interest payment dates"). The first payment of interest on the Loan Notes would be made on 30 October 2001 in respect of the period from (and including) the date that the offer becomes wholly unconditional up to (and including) 30 October 2001. The period from (and including) the date of issue up to (and including) 30 October 2001 and the period from (but excluding) 30 October 2001 or any subsequent interest payment date up to (and including) the next following interest payment date is herein called an "interest period".

The rate of interest per annum payable on the Loan Notes would be the rate calculated by AMVESCAP to be 0.5 per cent. below LIBOR on the first business day of the relevant interest period.

If at any time such rate of interest cannot be so established for any interest period, then the rate of interest on the Loan Notes for such interest period would be calculated by reference to such rate as AMVESCAP shall determine, acting reasonably, on the basis of quotations made for three month sterling deposits of similar size in such other appropriate interbank market or markets as AMVESCAP may select.

Each instalment of interest would be calculated on the basis of a 365 day year (or, in the case of a leap year, a 366 day year) and the actual number of days elapsed in the relevant interest period.

Each interest payment would be made to a holder of Loan Notes on the register of holders of Loan Notes at the close of business on the relevant interest payment date.

A holder of Loan Notes (a "Noteholder") would be entitled to require AMVESCAP to pay the whole (whatever the amount) or any part (being (pound)1,000 nominal or any integral multiple thereof) of the principal amount of his holding of Loan Notes at par, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of repayment, on any interest payment date falling on or after 30 October 2001, by giving not less than 30 days' prior notice in writing to AMVESCAP registrars accompanied by a certificate(s) for all the Loan Notes to be repaid and a notice of redemption (duly completed) in the prescribed form endorsed on the Loan Notes to be repaid.

If, at any time, the principal amount of all Loan Notes outstanding is less than (pound)5 million, AMVESCAP would have the right on giving the remaining Noteholders not less than 30 days' notice in writing expiring on 30 October 2001 or any subsequent interest payment date, to redeem all (but not some only) of the outstanding Loan Notes at par together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) the date of redemption.

AMVESCAP would have the right to redeem on any interest payment date the Loan Notes at par together with accrued interest up to (and including) the date of redemption (subject to any requirement to deduct tax therefrom) on 30 days' written notice to the Noteholders if interest payment under the Loan Notes is reasonably expected by AMVESCAP to fall to be treated as a distribution for corporation tax purposes or otherwise to be non-deductible for corporation tax purposes.

Any Loan Notes not previously so repaid, redeemed or purchased would be repaid in full at par on 30 October 2005, together with accrued interest thereon (subject to any requirement to deduct tax therefrom) up to (and including) that date.

Any Loan Notes repaid, purchased or redeemed will be cancelled and would not be available for re-issue.

Each Noteholder shall be entitled to require all of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any tax therefrom) immediately if:

o any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full within 30 days after the due date for payment thereof; or


o an order is made or an effective resolution is passed for the winding up or dissolution of AMVESCAP (other than for the purposes of and followed by a reconstruction or an amalgamation of a members' voluntary winding up in each case on terms previously approved by extraordinary resolution of any holders of Loan Notes); or

o an encumbrancer takes possession of, or a trustee, receiver, administrator or similar officer is appointed or an administration order is made in respect of, the whole or substantially the whole of the undertaking of AMVESCAP and such person has not been paid out or discharged within 30 days.

AMVESCAP or any other member of the AMVESCAP Group will be entitled at any time to purchase any Loan Notes by tender (available to all Noteholders alike), private treaty or otherwise, at any price agreed by the vendor.

(c)MODIFICATION

The provisions of the Loan Note Instrument and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with both the sanction of an extraordinary resolution of the Noteholders and the consent of AMVESCAP. AMVESCAP may, with the consent of its financial adviser, amend the provisions of the Loan Note Instrument without such sanction or consent, if such amendment is of a formal, minor or technical nature or to correct a manifest error.

(d) SUBSTITUTION OR EXCHANGE

The Loan Notes would contain provisions entitling AMVESCAP to substitute any other member of the AMVESCAP Group as the principal debtor under the Loan Note Instrument and the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms mutatis mutandis by such other members of the AMVESCAP Group. References to AMVESCAP in this summary shall be construed accordingly. The obligations of any substituted issuer will be unconditionally guaranteed as to payment of principal and interest by AMVESCAP.

The Loan Notes will contain provisions intended to ensure that they are not qualifying corporate bonds for tax purposes in the hands of non-corporate shareholders.

(e) REGISTRATION, TRANSFER AND MARKETABILITY

The Loan Notes would be evidenced by certificates and will be registered and transferable in minimum amounts of (pound)1,000 or integral multiples thereof (or the entire holding), provided that the transfers will not be registered during the 21 days immediately preceding an interest payment date or while the register of Noteholders is closed.

No application has been made or is intended to be made to any stock exchange for the Loan Notes to be listed or otherwise traded.

The Loan Notes would not be registered under the Securities Act and no steps have been taken to qualify the Loan Notes for distribution in Japan or any province or territory of Canada and no prospectus in relation to the Loan Notes would be lodged with or registered by the Australian Securities Commission. Accordingly, unless an exemption under the Securities Act or relevant securities laws is available, the Loan Note Alternative will not available in the United States, Canada, Australia or Japan and the Loan Notes would not be directly or indirectly offered, sold or delivered in or into the United States, Canada, Australia or Japan or to or for the account or benefit of any restricted overseas persons.

(f) GOVERNING LAW

The Loan Notes and the Loan Note Instrument would be governed by and construed in accordance with English Law.

                                  APPENDIX III

                                  DEFINITIONS

The following definitions apply throughout this announcement unless the context otherwise requires:


     "AMVESCAP" or "Company"                       AMVESCAP PLC

     "the AMVESCAP Group"                          AMVESCAP and its subsidiary undertakings

     "AMVESCAP Shareholders"                       holders of AMVESCAP Shares

     "AMVESCAP Shares"                             ordinary shares of 25p each in the capital of AMVESCAP

     "Cazenove"                                    Cazenove & Co.

     "City Code" or "Code"                         The City Code on Takeovers and Mergers

     "Companies Act"                               The Companies Act 1985, as amended

     "CREST"                                       The computerised settlement system to facilitate the transfer of title to shares in uncertificated form, operated by CrestCo Limited

     "Interim Results"                             The interim results for Perpetual for the six months ended 31
                                                   March 2000

     "LIBOR"                                       London inter-bank offered rate

     "Loan Notes"                                  The variable rate unsecured loan notes of
                                                   AMVESCAP to be issued pursuant to the Loan Note
                                                   Alternative subject to receiving all necessary
                                                   consents and waivers

     "Loan Note Alternative"                       The alternative whereby eligible Perpetual Shareholders
                                                   who validly accept the Offer may elect to receive Loan Notes in lieu of all or part of the cash consideration to which they would otherwise have been entitled under the Offer

    "London Stock Exchange"                        London Stock Exchange plc

     "Merrill Lynch"                               Merrill Lynch International

     "new AMVESCAP Shares"                         The new  AMVESCAP  Shares  proposed to be issued  credited as fully paid pursuant to the Offer


     "Offer"                                       The recommended offer by Schroder Salomon Smith Barney on
                                                   behalf of AMVESCAP, to acquire the Perpetual Shares and
                                                   including, where the context so permits, the Loan Note
                                                   Alternative, and where the context so requires, any
                                                   subsequent revision, variation, extension or renewal
                                                   of such Offer

     "Official List"                               The Official List of the UK Listing Authority

     "Panel"                                       The Panel on Takeovers and Mergers

     "Perpetual"                                   Perpetual plc

     "the Perpetual Group"                         Perpetual and its subsidiary undertakings

     "Perpetual Option Holders"                    Holders of options under the Perpetual Share Option Schemes

     "Perpetual Shareholders"                      Holders of Perpetual Shares

     "Perpetual Shares"                            Ordinary shares of 10p each in the capital of Perpetual

     "Perpetual Share Option Schemes"              The 1985 Inland  Revenue  approved share option scheme and the 1987 unapproved share option scheme

     "Schroder Salomon Smith Barney"               Salomon Brothers International Limited

     "Securities Act"                              The United States Securities Act of 1933 (as amended)

     "UK Listing Authority"                        The Financial Services Authority as the competent authority for listing in the UK under Part IV of the Financial Services
                                                   Act 1986

     "United Kingdom" or "UK"                      The United Kingdom of Great Britain and Northern Ireland

     "United States" or "US"                       The United States of America, its territories and possessions, any state of the United States and the District of Columbia, and all other areas subject to its jurisdiction or any
                                                   subdivisions thereof

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  19th October, 2000                By  /s/ MICHAEL S. PERMAN
      ------------------                    -------------------------
                                                 (Signature)

                                             Michael S. Perman
                                             Company Secretary